Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
December 15, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          cc: Melissa Kindelan — Staff Accountant

Re:	Intuit Inc.
Form 10-K for Fiscal Year Ended July 31, 2009
Filed September 15, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 4, 2009

SEC File No. 0-21180
Dear Ms. Collins:
          We are in receipt of a letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 9, 2009 relating to the above referenced filings of Intuit Inc. We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements, and we are committed to providing you with the information you have requested. Intuit plans to submit its response to the Staff’s comments on or before January 8, 2010.
          If you have any questions in the meantime, please contact Jeff Hank, our Vice President, Corporate Controller at (650) 944-3891 or the undersigned at (650) 944-5574.

Very truly yours, Intuit Inc.
/s/ Tyler R. Cozzens
Tyler R. Cozzens
Deputy General Counsel